TransCoastal Corporation

17304 Preston Road, Suite 700

Dallas, Texas 75252

October 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:     Roger Schwall, Assistant Director

                       PJ Hamidi, Staff Attorney

Re:                     TransCoastal Corporation

Registration Statement on Form S-1

File No. 333-191566

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TransCoastal Corporation. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-191566), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on October 22, 2014, or as soon as practicable thereafter.

The Registrant hereby authorizes Craig G. Ongley of Kane Russell Coleman & Logan PC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Ongley at (214) 777-4142. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Kane Russell Coleman & Logan PC, attention: Craig G. Ongley, via email at congley@krcl.com or by facsimile at (214) 777-4299.

Best Regards,

TransCoastal Corporation

  /s/ Stuart G. Hagler

Stuart G. Hagler

CEO

cc: Craig G. Ongley, Kane Russell Coleman & Logan PC